May 16, 2006



VIA EDGAR

Jeffrey B. Werbitt, Esq.
Mark P. Shuman, Esq.
US Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:      Donobi, Inc.
         Schedule 14C
         Schedule 14f-1 Filed March 20, 2006
         SEC File No. 005-81684

Gentlemen:

This letter is submitted in response to your comment letters issued in the above referenced matter, dated March 28, 2006 and March 29, 2006, respectively. In regard to the same, this letter shall initially address the comments included in the March 28, 2006 letter and thereafter, the March 29, 2006 letter.

In response to the comments included in both letters, please be advised that we have filed simultanious with this letter an Information Statement in accordance with Schedule 14C pursuant to Rule 14c-2.

1. The 14C Information Statement contains the disclosure included in the staff's relevant comment.

2. The Information Statement includes the information included in the staff's comment no. 2

3. It is respectfully submitted that the reverse stock split is applicable only to the Company's issued and outstanding common stock. The Company's current authorized capital is not affected by the reverse stock split and sufficient shares of the Company's common stock are currently authorized to allow the Company to consummate the merger transaction. In response to the staff's comment, the Information Statement includes a table that includes the number of authorized shares, outstanding shares and unissued shares available for future issuance following the merger transaction and reverse stock split.

4. The Information Statement contains a statement that the Company's Board of Directors has no current intent to issue any of the Company's unissued authorized common stock.

5. The legend appears on the initial page of the Information Statement, as amended.

6. Footnotes have been added to the Principal Shareholder table, advising of the names of the principals of all entities included in the table.

7. The Company is relying upon the exemption from registration provided by
Section 4/2 of the Securities Act of 1933, as amended (the "33 Act"), as well as the exemption from registration provided by Regulation D of the 33 Act. The Company has been advised by GottaPlay Interactive, Inc. ("GII"), that each of their shareholders is an "accredited" investor, as defined under the 33 Act. Each has provided GII with an applicable letter confirming the same. Each GII shareholder has been provided access to the current Donobi SEC filings.

8. The Information Statement contains the GII financial information required under Regulation SB.

Finally, included herewith please find a letter signed by Mr. William Wright, III, the Company's Chief Executive Officer, that contains the statements included in the staff's comment letter.

In response to the March 29, 2006 letter, please be advised as follows. Again, each response coincides with the numbered comment in the applicable letter:

1. The consents received by the Company from those shareholders who provided the same included those of management, as well as certain other entities and individuals who are not residents of the US. These entities and individuals were solicited by management of GII and not the Company. Therefore, the Company does not intend to file a Schedule 14A.

2. The Company has filed a Schedule 14C concurrent with the release of this correspondence.

3. The Company believes that, as a result of the merger, the number of Company shareholders will increase, rather than decrease. The Company affirmatively states that it has no intention of filing a Form 15, nor undertaking any tender offer in order to go private.

Should either of you have any additional comments concerning this matter, please contact the undersigned.

Thank you for your cooperation in this matter.

Yours truly,


/s/ Andrew I. Telsey
Andrew I. Telsey

cc: Client

AIT:ddk